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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        INTRABIOTICS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46116T 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Kevin C. Tang
                           Tang Capital Management, LLC
                              4401 Eastgate Mall
                             San Diego, CA  92121
                                (858) 200-3831
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tang Capital Partners, LP
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,471,041*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,471,041*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,471,041*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------
* Represents 192,579 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 426,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tang Capital Management, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,471,041*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,471,041*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,471,041*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------
* Represents 192,579 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 426,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Kevin C. Tang
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,471,041*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,471,041*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,471,041*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     32.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
* Represents 192,579 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 426,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Oscar L. Tang
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         23,408
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           9,539
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           23,408
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    9,539
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     32,947
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock $.001 par value per share of IntraBiotics Pharmaceuticals, Inc., a Delaware Corporation (the "Issuer" or "IBPI" herein), as filed with the Securities and Exchange Commission (the "SEC") on May 1, 2003. The principal executive offices of the issuer are located at 2483 East Bayshore Road, Suite 100, Palo Alto, CA 94303.

The Schedule 13D is hereby further amended and supplemented as follows:


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds used to purchase the securities referenced in Item 5 of this Amendment No. 1 were from working capital of Tang Capital Partners, LP. No funds used to acquire the issuer's securities by the reporting persons were borrowed or otherwise obtained.


ITEM 4. PURPOSE OF TRANSACTION

     The securities purchased by Tang Capital Partners, LP referenced in Item 5 of this Amendment No. 1 were purchased on the open market for investment purposes based on price and favorable market conditions. The reporting persons may dispose of issuer securities or purchase issuer securities for investment purposes based on available price and other general market conditions for the securities and in compliance with the issuer's internal trading restrictions applicable to its directors (by virtue of the fact that Kevin C. Tang is a director of the issuer). Except as may arise in connection with the normal execution of Mr. Tang's position as a director, or as provided in this paragraph, none of the persons filing this statement has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the issuer (other than the acquisition of Common Stock upon conversion of Series A Preferred Stock or exercise of Warrants held by Tang Capital Partners, LP), or the disposition of securities of the issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer (other than the designation of an additional Series A Preferred Stockholder representative to the board as described in the Schedule 13D), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) The aggregate number and percentage of securities to which this
Schedule 13D relates is 1,503,988 shares, representing approximately 33.07% of the 3,269,168 shares of Common Stock outstanding as reported by the issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2003 (and taking into account in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a total of 852,308 shares of Common Stock issuable upon conversion of Series A Preferred Stock held as described herein and 426,154 shares of Common Stock issuable upon exercise of the Warrants held as described herein.) The reporting persons beneficially own the securities set forth below:

          Name                               Shares          % of Class
          -----------------------------     ---------        ----------
          Tang Capital Partners, LP         1,471,041             32.3%
          Tang Capital Management, LLC      1,471,041             32.3%
          Kevin C. Tang                     1,471,041             32.3%
          Oscar L. Tang                        32,947              1.0%

     (b) Number of shares to which such person has:

         (i) Sole power to vote or direct the vote:

               Tang Capital Partners, LP         1,471,041 shares
               Tang Capital Management, LLC      1,471,041 shares
               Kevin C. Tang                     1,471,041 shares
               Oscar L. Tang                        23,408 shares

         (ii) Shared power to vote or direct the vote:

               Tang Capital Partners, LP                 0 shares
               Tang Capital Management, LLC              0 shares
               Kevin C. Tang                             0 shares
               Oscar L. Tang                         9,539 shares

         (iii) Sole power to dispose or direct the disposition of:

               Tang Capital Partners, LP         1,471,041 shares
               Tang Capital Management, LLC      1,471,041 shares
               Kevin C. Tang                     1,471,041 shares
               Oscar L. Tang                        23,408 shares

         (iv) Shared power to dispose or direct the disposition of:

               Tang Capital Partners, LP                 0 shares
               Tang Capital Management, LLC              0 shares
               Kevin C. Tang                             0 shares
               Oscar L. Tang                         9,539 shares

     Oscar L. Tang's shares' voting and dispositive powers are through an investment advisor or trustee relationship for various family members.

    (c) Transactions effected since the filing of Schedule 13D filed with the SEC on May 1, 2003:

          The following open market purchases were effected by Tang Capital Partners, LP:

          TRADE DATE             NO. SHARES               PRICE

          05/12/03                    7,400              $1.8564
          05/14/03                   30,000              $1.7969
          05/15/03                   15,000              $1.7672
          05/16/03                      900              $1.7788

          There were no other purchases by any of the reporting persons since May 1, 2003.

    (d) Not applicable.

    (e) Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A     Agreement of Joint Filing, dated May 21, 2003 (filed as
              Exhibit A with an earlier filed version of this Schedule 13D.)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             TANG CAPITAL PARTNERS, LP
                                             By:  Tang Capital Management, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager


                                             TANG CAPITAL MANAGEMENT, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager



                                                  /s/ Kevin C. Tang
                                                  ------------------------
                                                  KEVIN C. TANG


                                                  /s/ Oscar L. Tang
                                                  ------------------------
                                                  OSCAR L. TANG


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)